UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of October 2021

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1    Stock Exchange announcement dated 1 October 2021 entitled ‘Total voting rights and issued capital’
99.2    Stock Exchange announcement dated 6 October 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.3    Media release dated 14 October 2021 entitled ‘Rio Tinto targets low-carbon steel production with new technology’
99.4    Stock Exchange announcement dated 14 October 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.5    Stock Exchange announcement dated 14 October 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.6    Media release dated 17 October 2021 entitled ‘Rio Tinto Statement on Joint Standing Committee on Northern Australia Report’
99.7    Stock Exchange announcement dated 21 October 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.8    Stock Exchange announcement dated 25 October 2021 entitled ‘Notification of cessation of +securities’
99.9    Stock Exchange announcement dated 25 October 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.10    Stock Exchange announcement dated 25 October 2021 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.11    Media release dated 26 October 2021 entitled ‘Rio Tinto and Carbfix partner for carbon capture and storage’
99.12    Media release dated 28 October 2021 entitled ‘Rio Tinto and BlueScope to explore low carbon-steelmaking pathways’
99.13    Stock Exchange announcement dated 28 October 2021 entitled ‘Block Listing Interim Review’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 November 2021	Date	1 November 2021